Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited First Quarter

2018 Financial Results

Adjusted EBITDA up 95.5% YoY to RMB196.0 million

Adjusted EBITDA margin expanded to 24.5% from 11.6% in prior year period

BEIJING, May 17, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2018. The Company will hold a conference call at 8:00 pm on Thursday, May 17, 2018, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

First Quarter 2018 Financial Highlights (including hosting and related services & MNS1 business)

•	Revenues from hosting and related services increased by 13.3% year over year to RMB800.8 million (US$127.7 million).

•	Adjusted cash gross profit increased by 7.6% year over year to RMB347.5 million (US$55.4 million). Adjusted cash gross margin expanded to 43.4% from 37.5% in the same period of 2017.

•	Operating profit improved to RMB56.4 million from an operating loss of RMB72.1 million in the same period of 2017.

•	Adjusted EBITDA increased by 95.5% year over year to RMB196.0 million (US$31.2 million). Adjusted EBITDA margin expanded to 24.5% from 11.6% in the same period of 2017.

•	Net cash generated from operating activities was RMB95.9 million (US$15.3 million) in the first quarter of 2018 compared to RMB46.4 million in the same period of 2017.

The financial numbers of the same period of 2017 include hosting and related services and MNS business. The year-over-year increase was partially driven by the disposal of the MNS business in September 2017.

First Quarter 2018 Operational Highlights

•	Hosting MRR[2] per cabinet increased to RMB7,905 in the first quarter of 2018 compared to RMB7,598 in the first quarter of 2017.

•	Total cabinets under management decreased slightly to 29,035 as of March 31, 2018 from 29,080 as of December 31, 2017. As of March 31, 2018, the Company had 23,839 cabinets in its self-built data centers and 5,196 cabinets in its partnered data centers.

•	Utilization rate was 70.0% in the first quarter of 2018 compared to 75.7 % in the fourth quarter of 2017 due to the incremental cabinet capacity the Company delivered at the end of 2017.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “We entered 2018 with accelerated financial and operating performance in the first quarter. We are pleased to see continued improvement on our results following our successful business restructuring in 2017. During the quarter, the demand for computing and storage capacity from both large and small corporations in China continued to grow. To capitalize on the market opportunities, we further expanded our data center network while maintaining our industry-leading service quality. This not only made us the clear choice of data center providers for our clients, it also made us the ideal partner for world-class technology leaders such as Microsoft Corp. With our long-term partnership with Microsoft, we will continue to improve our capabilities and capacities to deliver localized and customized cloud solutions with optimal user experiences to Chinese customers in the future.”

[1]	MNS: Refers to managed network services.
[2]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “We are delighted to sustain our strong momentum and deliver another quarter of robust financial growth. In the first quarter of 2018, our revenue from the hosting and related services business increased by 13.3% year over year to RMB800.8 million, exceeding the high end of our previous guidance. More importantly, as a result of our improved operating efficiency, we recorded adjusted EBITDA of RMB196.0 million in the first quarter of 2018, representing a year over year increase of 95.5%. As our restructuring strategy to fully focus on our core hosting and related services business continues to prove successful, we expect our growth momentum to carry into the quarters ahead.”

First Quarter 2018 Financial Results

To fully reflect the Company’s performance, all analysis between “REVENUES” and “ADJUSTED EBITDA” presents only the results of the hosting and related service business. The MNS business, which was disposed of in the third quarter of 2017, is excluded.

REVENUES: Net revenues increased by 13.3% to RMB800.8 million (US$127.7 million) in the first quarter of 2018 from RMB706.7 million in the same period of 2017 and increased by 4.6% from RMB765.8 million in the fourth quarter of 2017. The increase was primarily due to increasing demand from the Company’s new and existing customers.

GROSS PROFIT: Gross profit increased by 10.5% to RMB227.9 million (US$36.3 million) in the first quarter of 2018 from RMB206.3 million in the same period of 2017 and increased by 13.9% from RMB200.2 million in the fourth quarter of 2017. Gross margin decreased slightly to 28.5% in the first quarter of 2018 from 29.2% in the same period of 2017. The decrease was mainly due to an increase in depreciation.

Adjusted cash gross profit, which excludes depreciation, amortization, and share-based compensation expenses, increased by 18.1% to RMB347.5 million (US$55.4 million) in the first quarter of 2018 from RMB 294.3 million in the same period of 2017 and increased by 8.6% from RMB320.1 million in the fourth quarter of 2017. Adjusted cash gross margin expanded to 43.4% in the first quarter of 2018 from 41.6% in the same period of 2017 and 41.8% in the previous quarter. The increase was a result of cabinet resource management. Since the first quarter of 2017, the Company eliminated approximately 1,000 lower-margin cabinets in partnered data centers, bringing the total number of partnered cabinets to 5,196 in the first quarter of 2018 from 6,119 in the same period of 2017.

OPERATING EXPENSES: Total operating expenses increased by 11.3% to RMB171.5 million (US$27.3 million) in the first quarter of 2018 from RMB154.0 million in the same period of 2017 but decreased by 10.9% compared to the fourth quarter of 2017. The year-over-year fluctuation was mainly caused by the increase of office related expenses and personnel cost. The quarter-over-quarter decrease was mainly caused by expenses incurred and recorded for the disposal of the MNS business in the fourth quarter of 2017.

Adjusted operating expenses, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, were RMB167.2 million (US$26.7 million) in the first quarter of 2018 compared to RMB154.1 million in the same period of 2017 and RMB173.2 million in the fourth quarter of 2017. As a percentage of net revenues, adjusted operating expenses decreased to 20.9% in the first quarter of 2018 from 21.8% in the same period of 2017 and 22.6% in the previous quarter. The decrease was primarily due to expense control measures implemented.

Sales and marketing expenses increased by 21.2% to RMB41.2 million (US$6.6 million) in the first quarter of 2018 from RMB34.0 million in the same period of 2017 and decreased from RMB42.7 million in the fourth quarter of 2017. The year-over-year increase was mainly driven by sales expansion.

Research and development expenses were RMB22.0 million (US$3.5 million) in the first quarter of 2018 compared to RMB22.2 million in the same period of 2017 and RMB29.3 million in the previous quarter. The quarter-over-quarter decrease was mainly due to a drop in headcount and the enhancement of working efficiency.

General and administrative expenses increased by 14.4% to RMB112.3 million (US$17.9 million) in the first quarter of 2018 from RMB98.2 million in the same period of 2017 and decreased from RMB115.4 million in the previous quarter. The year-over-year increase was primarily due to the expansion of the business and the increase of office related expenses.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2018 increased by 28.3% to RMB196.0 million (US$31.2 million) from RMB152.7 million in the same period of 2017 and increased by 14.6% compared to the previous quarter. Adjusted EBITDA for the first quarter of 2018 excludes share-based compensation expenses of RMB 6.6 million (US$1.0 million) and changes in the fair value of contingent purchase consideration payable, which was a gain of RMB2.3 million (US$0.4 million). Adjusted EBITDA margin expanded to 24.5% in the first quarter of 2018 from 21.6% in the same period of 2017 and 22.3% in the fourth quarter of 2017.

NET PROFIT/LOSS: Net profit for the first quarter of 2018 was RMB34.7 million (US$5.5 million) compared to a net loss of RMB116.8 million in the same period of 2017. The improvement in net profit was mainly driven by the strong performance of the Company’s hosting and related services and its improved operating efficiency following the disposal of the MNS business in September 2017.

PROFIT/LOSS PER SHARE: Diluted profit per share was RMB0.05 (US$0.01) in the first quarter of 2018, which represents the equivalent of RMB0.30 (US$0.06) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted profit per share is calculated using net profit divided by the weighted average number of shares.

As of March 31, 2018, the Company’s cash and cash equivalents and short-term investments were RMB2.38 billion (US$379.9 million).

Net cash generated from operating activities was RMB95.9 million (US$15.3 million) in the first quarter of 2018.

Recent Developments

On March 14, 2018, the Company announced that it has extended its long-term partnership with Microsoft Corp. to provide world-class public cloud services to Chinese customers.

Financial Outlook

The following forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

For the second quarter of 2018, the Company expects net revenues to be in the range of RMB810 million to RMB830 million compared to hosting and related service revenues of RMB743 million in the prior year period. Adjusted EBITDA is expected to be in the range of RMB200 million to RMB220 million compared to RMB171 million in the prior year period.

Conference Call

The Company will hold a conference call at 8:00 pm on Thursday, May 17, 2018 U.S. Eastern Time, or 8:00 am on Friday, May 18, 2018 Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	9383759

The replay will be accessible through May 25, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	9383759

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2726 to US$1.00, the noon buying rate in effect on March 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2017	March 31, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,949,631	1,850,440	295,004
Restricted cash	242,494	254,576	40,585
Accounts and notes receivable, net	455,811	506,475	80,744
Short-term investments	548,890	532,689	84,923
Prepaid expenses and other current assets	934,460	994,780	158,595
Amount due from related parties	114,256	93,294	14,873

Total current assets	4,245,542	4,232,254	674,724

Non-current assets:
Property and equipment, net	3,319,424	3,282,857	523,365
Intangible assets, net	401,115	382,416	60,966
Land use rights, net	163,671	162,713	25,940
Goodwill	989,530	989,530	157,754
Long-term investments	510,926	504,679	80,458
Amount due from related parties	20,210	20,385	3,250
Restricted cash	3,344	3,221	514
Deferred tax assets	172,818	157,693	25,140
Other non-current assets	81,581	142,036	22,644

Total non-current assets	5,662,619	5,645,530	900,031

Total assets	9,908,161	9,877,784	1,574,755

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	69,999	11,159
Accounts and notes payable	252,892	293,135	46,733
Accrued expenses and other payables	657,133	593,652	94,642
Deferred revenue	55,753	35,248	5,619
Advances from customers	403,244	477,239	76,083
Income taxes payable	13,309	28,456	4,537
Amounts due to related parties	55,675	59,386	9,468
Current portion of long-term bank borrowings	70,289	70,289	11,206
Current portion of capital lease obligations	201,315	194,449	31,000
Current portion of deferred government grant	4,574	4,574	729
Current portion of bonds payable	11,139	10,939	1,744

Total current liabilities	1,775,323	1,837,366	292,920

Non-current liabilities:
Long-term bank borrowings	187,638	187,638	29,914
Unrecognized tax benefits	16,511	16,701	2,663
Deferred tax liabilities	190,873	188,539	30,058
Non-current portion of capital lease obligations	600,882	611,232	97,445
Non-current portion of deferred government grant	17,861	16,112	2,569
Bonds payable	1,918,069	1,848,263	294,657

Total non-current liabilities	2,931,834	2,868,485	457,306

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(53,835)
Ordinary shares	46	46	7
Additional paid-in capital	8,980,407	8,991,665	1,433,483
Accumulated other comprehensive loss	(2,673)	(77,733)	(12,392)
Statutory reserves	38,736	38,969	6,213
Accumulated deficit	(3,629,300)	(3,596,693)	(573,397)

Total 21Vianet Group, Inc. shareholders’ equity	5,049,533	5,018,571	800,079

Noncontrolling interest	151,471	153,362	24,450
Total shareholders’ equity	5,201,004	5,171,933	824,529

Total liabilities and shareholders’ equity	9,908,161	9,877,784	1,574,755

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	706,711	765,814	800,765	127,661
Managed network services	155,466	—	—	—

Total net revenues	862,177	765,814	800,765	127,661
Cost of revenues	(681,700)	(565,645)	(572,863)	(91,328)

Gross profit	180,477	200,169	227,902	36,333
Operating expenses
Sales and marketing	(65,832)	(42,702)	(41,232)	(6,573)
Research and development	(38,387)	(29,340)	(22,030)	(3,512)
General and administrative	(135,803)	(115,351)	(112,340)	(17,910)
(Allowance) reversal for doubtful debt	(15,465)	(1,147)	1,855	296
Changes in the fair value of contingent purchase consideration payable	2,867	(3,834)	2,284	364

Total operating expenses	(252,620)	(192,374)	(171,463)	(27,335)

Operating (loss) profit	(72,143)	7,795	56,439	8,998
Interest income	8,252	10,821	8,527	1,359
Interest expense	(37,027)	(50,836)	(51,542)	(8,217)
Impairment of long-term investment	—	139	—	—
Gain on disposal of subsidiaries	—	677,084	—	—
Other income	4,826	3,260	22,161	3,533
Other expense	(1,562)	(232)	(1,526)	(243)
Foreign exchange (loss) gain	(5,481)	4,328	44,841	7,149

(Loss) gain before income taxes and gain (loss) from equity method investments	(103,135)	652,359	78,900	12,579

Income tax (expenses) benefits	(16,127)	127,478	(34,080)	(5,433)
Gain (loss) from equity method investments	2,425	17,732	(10,089)	(1,608)

Net (loss) profit	(116,837)	797,569	34,731	5,538
Net loss (profit) attributable to noncontrolling interest	17,043	1,073	(1,891)	(301)

Net (loss) profit attributable to ordinary shareholders	(99,794)	798,642	32,840	5,237

(Loss) profit per share
Basic	(0.17)	1.19	0.05	0.01
Diluted	(0.17)	1.18	0.05	0.01
Shares used in (loss) profit per share computation
Basic*	678,649,016	671,279,121	672,741,909	672,741,909
Diluted*	678,649,016	675,505,879	677,158,404	677,158,404

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.02)	7.14	0.30	0.06
Diluted	(1.02)	7.08	0.30	0.06

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
Gross profit	180,477	200,169	227,902	36,333
Plus: depreciation and amortization	142,810	119,814	119,562	19,061
Plus: share-based compensation expenses	(222)	84	14	2
Adjusted cash gross profit	323,065	320,067	347,478	55,396

Adjusted cash gross margin	37.5%	41.8%	43.4%	43.4%
Operating expenses	(252,620)	(192,374)	(171,463)	(27,335)
Plus: share-based compensation expenses	4,545	15,317	6,555	1,045
Plus: changes in the fair value of contingent purchase consideration payable	(2,867)	3,834	(2,284)	(364)

Adjusted operating expenses	(250,942)	(173,223)	(167,192)	(26,654)

Operating (loss) profit	(72,143)	7,795	56,439	8,998
Plus: depreciation and amortization	170,953	143,966	135,290	21,568
Plus: share-based compensation expenses	4,323	15,401	6,569	1,047
Plus: changes in the fair value of contingent purchase consideration payable	(2,867)	3,834	(2,284)	(364)

Adjusted EBITDA	100,266	170,996	196,014	31,249

Adjusted EBITDA margin	11.6%	22.3%	24.5%	24.5%

21VIANET GROUP, INC.

SUPPLEMENTARY DISCLOSURE FOR HOSTING AND RELATED SERVICES

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
GAAP Disclosure
Net revenues	706,711	765,814	800,765	127,661
Cost of revenues	(500,430)	(565,645)	(572,863)	(91,328)

Gross profit	206,281	200,169	227,902	36,333
Sales and marketing	(34,015)	(42,702)	(41,232)	(6,573)
Research and development	(22,206)	(29,340)	(22,030)	(3,512)
General and administrative	(98,214)	(115,351)	(112,340)	(17,910)
(Allowance) reversal for doubtful debt	(2,440)	(1,147)	1,855	296
Changes in the fair value of contingent purchase consideration payable	2,867	(3,834)	2,284	364

Total operating expenses	(154,008)	(192,374)	(171,463)	(27,335)

Operating profit	52,273	7,795	56,439	8,998

Non-GAAP disclosure
Gross profit	206,281	200,169	227,902	36,333
Plus: depreciation and amortization	88,146	119,814	119,562	19,061
Plus: share-based compensation expenses	(138)	84	14	2
Adjusted cash gross profit	294,289	320,067	347,478	55,396

Adjusted cash gross margin	41.6%	41.8%	43.4%	43.4%
Operating expenses	(154,008)	(192,374)	(171,463)	(27,335)
Plus: share-based compensation expenses	2,819	15,317	6,555	1,045
Plus: changes in the fair value of contingent purchase consideration payable	(2,867)	3,834	(2,284)	(364)

Adjusted operating expenses	(154,056)	(173,223)	(167,192)	(26,654)

Operating profit	52,273	7,795	56,439	8,998
Plus: depreciation and amortization	100,633	143,966	135,290	21,568
Plus: share-based compensation expenses	2,681	15,401	6,569	1,047
Plus: changes in the fair value of contingent purchase consideration payable	(2,867)	3,834	(2,284)	(364)

Adjusted EBITDA	152,720	170,996	196,014	31,249

Adjusted EBITDA margin	21.6%	22.3%	24.5%	24.5%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,2017	December 31, 2017	March 31, 2018
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(116,837)	797,569	34,731	5,538

Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	170,953	143,966	135,290	21,568
Stock-based compensation expenses	4,323	15,513	6,569	1,047
Gain from disposal of subsidiaries	—	(677,084)	—	—
Others	15,894	(148,681)	(47,256)	(7,535)
Changes in operating assets and liabilities
Accounts and notes receivable	(80,864)	32,070	(49,722)	(7,927)
Prepaid expenses and other current assets	(85,428)	(23,235)	(92,181)	(14,696)
Accounts and notes payable	60,490	(38,841)	40,243	6,416
Accrued expenses and other payables	(4,161)	92,272	(25,300)	(4,033)
Deferred revenue	(43,074)	8,674	(20,505)	(3,269)
Advances from customers	111,899	(23,683)	73,995	11,797
Others	13,155	(21,413)	39,989	6,375
Net cash generated from operating activities	46,350	157,127	95,853	15,281

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(99,432)	(74,603)	(91,027)	(14,512)
Purchases of intangible assets	(9,386)	(4,062)	(1,887)	(301)
Payments for investments	(207,003)	(275,766)	(14,473)	(2,307)
Payments for assets acquisition, net of cash acquired	(15,053)	—	—	—
Proceeds from other investing activities	—	100,000	26,654	4,249
Net cash used in investing activities	(330,874)	(254,431)	(80,733)	(12,871)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of 2020 bonds	—	612,723	—	—
Proceeds from bank borrowings	59,038	—	69,999	11,159
Repayments of bank borrowings	(96,974)	(1,587,871)	(50,000)	(7,971)
Payments for capital lease	(32,055)	(67,239)	(29,287)	(4,669)
Payments for other financing activities	(74,523)	(9,925)	(19,650)	(3,132)
Net cash used in financing activities	(144,514)	(1,052,312)	(28,938)	(4,613)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(17,255)	(4,967)	(73,414)	(11,703)
Net decrease in cash, cash equivalents and restricted cash	(446,293)	(1,154,583)	(87,232)	(13,906)
Cash, cash equivalents and restricted cash at beginning of period	3,294,523	3,350,052	2,195,469	350,009

Cash, cash equivalents and restricted cash at end of period	2,848,230	2,195,469	2,108,237	336,103

Notes:

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the condensed consolidated statement of cash flows for the three months ended March 31, 2017 and December 31,2017 by excluding the movement of restricted cash of RMB71.6 million and RMB1,619.3 million respectively.